Exhibit 21.1

List of Subsidiaries

KVH Europe A/S	The Denmark Company

KVH Industries Asia Pte Ltd.	The Singapore Company

KVH South America Comunicacao Por Satelite Ltda	The Brazil Company

Virtek Communication AS	The Norway Company